Exhibit 99.1

Mainz Biomed and Liquid Biosciences Make Groundbreaking Discovery of mRNA Biomarkers for Blood Based Detection of Pancreatic Cancer

Discovery Analysis Demonstrates Transformative Sensitivity of 95% with Specificity of 98% for the Detection of Pancreatic Cancer in Blood Samples

Mainz Biomed Enters into Exclusive Licensing Agreement for the Portfolio of mRNA Biomarkers, with Continued Development of Machine Learning AI-Based Algorithm Based on Liquid Biosciences EMERGE Platform

BERKELEY, US – MAINZ, Germany – March 13, 2025 — Mainz Biomed N.V. (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”) , a molecular genetics diagnostic company specializing in the early detection of cancer, announced today it has entered into a License and Option Agreement (the “Agreement”) with Liquid Biosciences (“Liquid”) to access a portfolio of novel mRNA biomarkers for the non-invasive detection of pancreatic cancer with a blood test. The parties, under the Agreement, plan to develop this blood-based test for potential future FDA applications.

Under the terms of the Agreement, the Company has the rights to develop a test using Liquid’s biomarkers through an exclusive license with the unilateral option to acquire the exclusive global rights to the gene expression biomarkers which have demonstrated a high degree of effectiveness in detecting pancreatic cancer. The financial terms of the Agreement include both a license fee and a royalty on future revenues in the event of the exercise of the option.

The discovery process included multiple independent pancreatic cancer study cohorts. Liquid used their proprietary EMERGE platform to identify a panel of clinically relevant mRNA biomarkers from a blood-based cohort of 285 subjects with 35 pancreatic cancer patients. Liquid further confirmed the biomarkers with two additional, independent cohorts, confirming the strong clinical contribution of each biomarker shown in the initial discovery phase. In the analysis, the biomarkers coupled with the proprietary algorithm developed by Liquid, achieved overall sensitivity of 95% and a 98% specificity for the detection of pancreatic cancer. If the statistical results are replicable after the integration into a new product, it has the potential to ultimately position the Company’s test to be the most robust and accurate screening test for pancreatic cancer on the market.

“Securing the exclusive rights to license this portfolio of novel biomarkers is a major milestone and extension of our previously announced PancAlert program. It provides us with an extraordinary opportunity in the early detection and diagnosis of one of the most challenging cancers to treat. We believe that this achievement marks a paradigm shift in how we can detect pancreatic cancer,” said Mainz Biomed’s CEO, Guido Baechler.

The parties plan to jointly develop this pancreatic cancer screening test, which will include enhancement of commercial assays, refinement of algorithms, and preparation for potential FDA application and approval.

Please visit Mainz Biomed’s official website for investors at mainzbiomed.com/investors/ for more information

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About Mainz Biomed NV

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert®, an accurate, non-invasive and easy-to-use, early-detection diagnostic test for colorectal cancer. ColoAlert® is marketed across Europe. The Company is currently running a development study to finalize with the next gen CRC screening test as preparation for the pivotal FDA clinical study for US regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers. To learn more, visit mainzbiomed.com or follow us on LinkedIn, Twitter and Facebook.

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Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; and (iii) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on April 9, 2024. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.